                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

                   For the fiscal year ended December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

          For the transition period from ____________ to _____________


                        Commission file number: 000-21383

             A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Appalachian Bancshares, Inc.
                               Section 401(k)
                               Profit Sharing Plan

             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Appalachian Bancshares, Inc.
                               829 Industrial Boulevard
                               Ellijay, Georgia 30540

                                     APPALACHIAN BANCSHARES, INC.
                                                   SECTION 401(K)
                                              PROFIT SHARING PLAN






                                                            FINANCIAL STATEMENTS
                                          YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                                        CONTENTS

--------------------------------------------------------------------------------

     REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                       2

     FINANCIAL STATEMENTS

           Statements of net assets available for benefits                    3

           Statements of changes in net assets available for benefits         4

           Notes to financial statements                                    5-9

     SUPPLEMENTAL SCHEDULES

           Schedule of assets held for investment purposes at end of year    11

           Schedule of reportable transactions                               12

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator
Appalachian Bancshares, Inc.
   Section 401(k) Profit Sharing Plan
Ellijay, Georgia

We have audited the accompanying statements of net assets available for benefits of the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ BDO Seidman, LLP

Atlanta, Georgia
July 19, 2001

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


December 31,                                                      2000             1999
------------------------------------------------------------------------------------------
ASSETS
   INVESTMENTS, at fair market value (Notes 2, 3 and 4)
     Cash and money market funds                                $   15,267      $   19,215
     Common stocks:
       Appalachian Bancshares, Inc.                              2,730,504       1,474,452
     Mutual funds                                                  169,722         173,923
------------------------------------------------------------------------------------------

Total investments                                                2,915,493       1,667,590
------------------------------------------------------------------------------------------

   RECEIVABLES
     Employer contributions                                             --          70,160
     Participant contributions                                          --           9,371
     Other receivables                                                  --           4,169
------------------------------------------------------------------------------------------

Total receivables                                                       --          83,700
------------------------------------------------------------------------------------------

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS              $2,915,493      $1,751,290
==========================================================================================


                                 See accompanying notes to financial statements.

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN


                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------

Years ended December 31,                                                     2000               1999
----------------------------------------------------------------------------------------------------
ADDITIONS
Employer contributions                                                 $  205,906            170,160
Participant contributions                                                 113,382             99,486
Rollover contributions                                                         --            107,894
Net appreciation (depreciation) in fair market
   value of investments:
   Common stocks:
     Appalachian Bancshares, Inc.                                         889,241           (163,824)
   Mutual funds                                                           (19,994)            12,020
   Investment income:
     Mutual funds                                                           8,897             12,319
----------------------------------------------------------------------------------------------------

Total additions                                                         1,197,432            238,055
----------------------------------------------------------------------------------------------------

DEDUCTIONS
Benefits paid to participants                                              27,314              5,612
Administrative expenses                                                     5,915              2,692
----------------------------------------------------------------------------------------------------

Total deductions                                                           33,229              8,304
----------------------------------------------------------------------------------------------------

NET INCREASE                                                            1,164,203            229,751

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                    1,751,290          1,521,539
----------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                         $2,915,493         $1,751,290
====================================================================================================


                                 See accompanying notes to financial statements.

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1. DESCRIPTION      The following description of the Appalachian Bancshares,
   OF PLAN          Inc. Section 401(k) Profit Sharing Plan (the "Plan")
                    provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                    a. General - The Gilmer County Bank's Board of Directors authorized the adoption of the Georgia Bankers Association's Master Section 401(k) Profit Sharing Plan and Trust Adoption Agreement as the Gilmer County Bank's 401(k) Plan effective January 1, 1995. The Gilmer County Bank Section 401(k) Profit Sharing Plan was amended on April 22, 1997. Appalachian Bancshares, Inc. became the adopting company and sponsor of the Plan, entitled "Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan." The Georgia Bankers Association administers the trust and provides administrative services to the Plan through third-party contracts. The Plan is a defined contribution plan covering all full-time employees of Appalachian Bancshares, Inc. (the "Company") who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                         On December 1, 1998, the Company purchased First National Bank of Union County. Effective with this purchase, the Company signed a joinder agreement and amended the Plan whereby the employees of First National Bank of Union County became fully participating members of the Plan, with prior years of service being considered for eligibility requirements. For purposes of determining the vested percentage of the matching and profit sharing accounts, the date of the acquisition shall be used.

                    b. Contributions - Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, and Company common stock as investment options for participants. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additional profit-sharing amounts may be contributed at the

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                         option of the Company's Board of Directors. All employer contributions are invested directly in Appalachian Bancshares, Inc. common stock. Contributions are subject to certain limitations.

                    c. Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                    d. Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on the following schedule:

                         Years of
                         Credited                                  Percent
                         Service                                    Vested
                    ------------------------------------------------------------
                         Less than 3                                    0%
                         3                                             20%
                         4                                             40%
                         5                                             60%
                         6                                             80%
                         7 or more                                    100%

                    e. Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period elected by the participant. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

                         Effective August 19, 2001, the annuity and installment forms of payment will no longer be available under the Plan.

                    f. Forfeitures - Forfeitures shall be allocated to eligible participants' accounts pursuant to the master plan.

                    g. Administrative Expenses - The majority of the administrative expenses of the Plan are paid by the Plan sponsor.

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

2. SUMMARY OF       BASIS OF ACCOUNTING
   SIGNIFICANT
   ACCOUNTING       The financial statements of the Plan are prepared under
   POLICIES         the accrual method of accounting.

                    MANAGEMENT ESTIMATES

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    INVESTMENT VALUATION AND INCOME RECOGNITION

                    The Plan's investments are stated at fair market value. Shares of mutual funds are valued at quoted market prices which represents the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its most recent market price, as determined by a third-party valuation.

                    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                    PAYMENTS OF BENEFITS

                    Benefits are recorded when paid.

3. NON-PARTICIPANT  The majority of the Company's common stock is non-
   DIRECTED         participant directed because the employer match and
   INVESTMENT       profit sharing amounts are invested directly in employer
                    stock and cannot be redirected by the participant.

                    Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:

                    December 31,                         2000               1999
                    -------------------------------------------------------------
                    Common stock*                  $2,730,504          1,474,452
                    =============================================================

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                    Year ended December 31,              2000               1999
                    -------------------------------------------------------------
                    Changes in net assets*
                      Contributions                $  286,699          $ 170,160
                      Net appreciation                889,241           (163,824)
                      Distributions                   (17,505)                --
                      Net transfers                    97,617            110,356
                    -------------------------------------------------------------
                                                   $1,256,052          $ 116,692
                    =============================================================

                    *Amounts disclosed include the amounts attributed to employee deferrals as directed to the Company's common stock by the participant. The amounts attributed to employee deferrals are not segregated from total activity.

4. INVESTMENTS      The fair market value of individual investments that
                    represent 5 percent or more of the Plan's net assets are as follows:

                    December 31,                                 2000          1999
                    ---------------------------------------------------------------
                    Appalachian Bancshares, Inc.
                      Common Stock                         $2,730,504     1,474,452
                    ===============================================================


5. RELATED PARTY    Certain Plan investments are shares of the Company's common
   TRANSACTIONS     stock. Others are mutual funds managed by Reliance Trust
                    Company. Reliance Trust Company is the trustee as defined by the Plan and the Company is the plan sponsor and administrator as defined by the Plan and therefore, these transactions qualify as party-in-interest.

6. PLAN             Although it has not expressed any intent to do so, the
   TERMINATION      Company has the right under the Plan to discontinue its
   PROVISIONS       contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


7. TAX STATUS       The Internal Revenue Service has determined and informed the
                    Company by a letter dated January 14, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter.
                    However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             SUPPLEMENTAL SCHEDULES

                                                    APPALACHIAN BANCSHARES, INC.
                                                                  SECTION 401(K)
                                                             PROFIT SHARING PLAN

                  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                                               DECEMBER 31, 2000

--------------------------------------------------------------------------------

                                                                                                                       (e)
                    (b)                                                                                              Current
                 Identify of                                   (c)                                 (d)                 Fair
   (a)             Issuer                          Description of Investment                       Cost                Value
--------------------------------------------------------------------------------------------------------------------------------
    *      Fidelity Investments                 Strong Advantage                                     a              $    7,819

    *      Fidelity Investments                 Fidelity Daily Advantage Moneymarket                 a                   4,954

    *      Fidelity Investments                 Dreyfus Short Term Income                            a                  29,770

    *      Fidelity Investments                 Pimco Total Return II Administrative                 a                  32,761

    *      Fidelity Investments                 Fidelity Spartan US Equity Index                     a                  11,703

    *      Fidelity Investments                 Janus Fund                                           a                  18,087

    *      Fidelity Investments                 Weitz Value                                          a                  10,019

    *      Fidelity Investments                 Franklin Small Cap Growth A                          a                  10,505

    *      Fidelity Investments                 Janus Worldwide                                      a                  10,431

    *      Fidelity Investments                 Third Avenue Value                                   a                   6,255

    *      Fidelity Investments                 Davis New York Venure Class A                        a                  19,438

    *      Fidelity Investments                 American Century 20th International Growth           a                   5,199

    *      Fidelity Investments                 Fidelity Money Market                                a                  15,267

    *      Fidelity Investments                 Fidelity Cash Reserves                               a                   2,781

    *      Appalachian Bancshares, Inc.         195,036 shares of Appalachian
           Common Stock                         Bancshares, Inc. common stock                     $1,346,551         2,730,504
============================================================================================================        ===========
           Total                                                                                                    $2,915,493

                                                                                                             * Party-in-Interest
                                               a - The cost of participant-directed investments is not required to be disclosed.

                                                   APPALACHIAN BANCSHARES, INC.
                                                                 SECTION 401(K)
                                                            PROFIT SHARING PLAN

                                            SCHEDULE OF REPORTABLE TRANSACTIONS*
                                                   YEAR ENDED DECEMBER 31, 2000

--------------------------------------------------------------------------------




                                                                                                 (h)            (i)
          (a)                                          (c)          (d)           (g)          Value at         Net
      Identity of                (b)                 Purchase      Selling      Cost of       Transaction       Gain
        Issuer           Description of Asset         Price         Price        Asset           Date         or (Loss)
--------------------------------------------------------------------------------------------------------------------------
Appalachian              Purchases of
Bancshares, Inc.         Appalachian
                         Bancshares, Inc.
                         Common Stock                 $205,906     $   --       $205,906       $205,906        $    --
==========================================================================================================================

* The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the plan assets as of the beginning of the Plan year including a single transaction within the plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities, any series of transactions involving securities of the same issue within the plan year; any transaction within the plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employ benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Appalachian Bancshares, Inc.
                                  Section 401(k)
                                  Profit Sharing Plan


Date: July 16, 2001
                                  By: Appalachian Bancshares, Inc., as Trustee

                                  By: /s/ Tracy R. Newton
                                      ------------------------------------------
                                          Tracy R. Newton
                                          President



Exhibit Index

Exhibit No.       Description
-----------       -----------
    23.1          Consent of BDO Seidman, LLP